FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 23 June 2020

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Royal Bank of Scotland Group plc

23 June 2020

The Royal Bank of Scotland Group plc -Changes to the Alternative Remedies Package

The Royal Bank of Scotland Group plc (“RBS”) welcomes today's announcement from Banking Competition Remedies Limited(1) ("BCR") in relation to changes to the Incentivised Switching Scheme (“ISS”), which forms part of the Alternative Remedies Package(2).

As a result of the on-going COVID-19 pandemic, fewer customers have been switching under ISS and these changes are being announced by BCR to preserve the momentum and aims of the ISS. Bringing forward these changes now, which might otherwise have been implemented at a later date, provides RBS with greater certainty.

RBS has entered into an amendment to the 25 April 2018 Framework and State Aid Deed (the “Deed”) with HM Treasury and BCR, which agreed the following in relation to the duration of the ISS and the scope of customers eligible for the ISS:

•	200,000 additional Royal Bank of Scotland plc and National Westminster Bank plc Business Banking customers with turnover of up to £1m will have the opportunity to participate from 25 August 2020; and

•	the duration of the period under the ISS for customers to apply to switch their account will be extended from 25 August 2020 until the end of February 2021 and customers will have until the end of June 2021 to complete the switch.(3)

These amendments to the ISS do not change the total number of customers targeted to switch under the scheme. As a result, there is no material change anticipated to the current financial outlook for RBS. The existing requirement on RBS to make a potential further contribution to the ISS, should customer switching be insufficient under the Deed, remains capped at £50m.

(1) BCR Ltd is an independent body established to facilitate and oversee the delivery of the Framework and State Aid Deed.

(2) The Alternative Remedies Package was announced on 18 September 2017 https://otp.tools.investis.com/clients/uk/rbs1/rns1/regulatory-story.aspx?cid=365&newsid=926171 and entry into the Deed (as defined above) was announced on 2 May 2018 https://otp.tools.investis.com/clients/uk/rbs1/rns1/regulatory-story.aspx?cid=365&newsid=1005313

(3) It remains the case that the ISS will terminate at the point the £225m fund for business current account switching has been distributed by BCR, which may be earlier than the dates above.

For further information, please contact:

Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 (0) 207 672 1758

RBS Media Relations

+44 (0) 131 523 4205

Forward looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to RBS in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and RBS’s exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on RBS. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2019 Annual Report and Accounts (ARA), its Q1 2020 Interim Management Statement, and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	23 June 2020	By:	/s/ Morven Adderton
			Name:	Morven Adderton
			Title:	Assistant Secretary